SYNTHENOL, INC.
65 Broadway, Suite 501
New York, NY 10006
Tel:  (212) 359 4300

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about August 21, 2008 to the holders of record at the close of business August 18, 2008 (the “Record Date”) of the common stock, par value $0.01 per share (“Common Stock”) of Synthenol, Inc., a Florida corporation (the “Company”), in connection with the change of control and composition of the board of directors of the Company (the “Board of Directors”) as contemplated by that certain Stock Purchase Agreement, dated as of August 15, 2008 (“Stock Purchase Agreement”), by and among the Company, certain stockholders of the Company listed on Exhibit A thereto (the “Sellers”), Michael Jackson, in his capacity as the Sellers’ Representative and Viking Investments Group LLC (the “Purchaser”).  The transactions contemplated by the Stock Purchase Agreement were consummated on August 15, 2008 (the “Closing Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.  This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.

A copy of the Stock Purchase Agreement was filed with the Securities and Exchange Commission (“SEC”) as an exhibit to a Current Report on Form 8-K on August 21, 2008.

WE ARE NOT SOLICITING YOUR PROXY.  NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS
IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On August 15, 2008, the Sellers entered into the Stock Purchase Agreement with the Purchaser, pursuant to which the Sellers agreed to sell to the Purchaser 366,520 shares of the Company's common stock (the “Shares”) for a purchase price in the aggregate amount of $350,000.  In connection with the sale of the Shares, certain of the Company's debt obligations in the aggregate principal amount of $243,500 were assigned to the Purchaser by the holders of such debts.  The sale of the Shares represents a change of control and the Shares acquired by the Purchaser represents approximately 50.1% of the Company's issued and outstanding capital stock calculated on a fully-diluted basis.  As of the Record Date, the Company had approximately 731,522 shares of Common Stock issued and outstanding.  Holders of shares of the Company's Common Stock are entitled to one vote per share on all matters for which our shareholders are entitled to vote.

Upon the signing of the Stock Purchase Agreement, the existing members of the Company's Board of Directors submitted their resignations and appointed Tom Simeo and Richard Xu, as the Company's directors.  The appointments of Mr. Simeo and Mr. Xu and the resignations of Cecil Morris and John Page as the Company's directors will become effective on the 10th day following the mailing of this information statement to the Company's stockholders (the “Effective Date”).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock immediately before and after the closing of the transactions contemplated by the Stock Purchase Agreement by (i) each person who is known to beneficially own more than 5% of the Company's Common Stock; (ii) each of the Company's officers and directors; and (iii) all of the Company's officers and directors as a group.

Unless otherwise specified, the address of each of the persons set forth below is in care of 65 Broadway, Suite 501, New York, NY 10006.

Name, Position and Address of Beneficial Owner (1)	Before Closing of the Stock Purchase Agreement (2)		After Closing of the Stock Purchase Agreement (3)
	Amount and Nature of Beneficial Ownership	Percent of Common Stock	Amount and Nature of Beneficial Ownership	Percent of Common Stock

Directors and Officers

Cecil Morris c/o 388 Drake Street, Suite 206 Vancouver, BC, Canada V6B 6A8	13,000	1.8%	0	*
John Page c/o 388 Drake Street, Suite 206 Vancouver, BC, Canada V6B 6A8	5,000	*	0	*
Tom Simeo, Director	0	*	0	*
Richard Xu, Director	0	*	0	*

All officers and directors as a group (4 persons named above)	18,000	2.4%	0	*

5% Securities Holders

CEDE & Co.	354,080	48.4%	354,080	48.4%
Iris International Holdings Limited c/o 388 Drake Street, Suite 206 Vancouver, BC, Canada V6B 6A8	90,000	12.3%	0	*
Knight Equity Markets, L.P. c/o 388 Drake Street, Suite 206 Vancouver, BC, Canada V6B 6A8	82,541	11.3%	0	*
Eurocapital Holdings A.V.V. c/o 388 Drake Street, Suite 206 Vancouver, BC, Canada V6B 6A8	75,218	10.28%	0	*
Pokersoft Corporation A.V.V. c/o 388 Drake Street, Suite 206 Vancouver, BC, Canada V6B 6A8	60,000	8.2%	0	*
Montilla Capital c/o 388 Drake Street, Suite 206 Vancouver, BC, Canada V6B 6A8	50,000	6.8%	0	*
Viking Investments Group LLC	0	*	366,520	50.1%

* less than 1%.

(1)           Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.

(2)           A total of 731,522 shares of the Company's Common Stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1).  For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

(3)           Based on 731,522 shares of the Company’s Common Stock that are outstanding after the consummation of the Stock Purchase Agreement.

CHANGES TO THE BOARD OF DIRECTORS

Upon the signing of the Stock Purchase Agreement on the Closing Date, members of the Board of Directors, submitted their resignation effective on the Effective Date and appointed Tom Simeo and Richard Xu to the Board of Directors of the Company.  Mr. Simeo’s and Mr. Xu’s appointments as directors will become effective on the Effective Date.

To the best of the Company’s knowledge, the incoming directors are not currently directors of the Company, do not hold any position with the Company nor have they, except as otherwise contemplated by the Stock Purchase Agreement, been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.  To the best of the Company’s knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

DIRECTORS AND EXECUTIVE OFFICERS

Prior to the consummation of the Stock Purchase Agreement, the Board of Directors of the Company consisted of two directors, Cecil Morris and John Page, each of whom submitted a letter of resignation and appointed Tom Simeo and Richard Xu to the Board of Directors of the Company on the Closing Date.  The appointments of Mr. Simeo and Mr. Xu and the resignations of Cecil Morris and John Page as the Company's directors will become effective on the 10th day following the mailing of this information statement to the Company's stockholders and the filing of the same with the SEC.  On the Closing Date, the Company's Board of Directors also appointed the new executive officers as listed below.

The name of the current officers and directors of the Company and the incoming directors and officers, as well as certain information about them are set forth below:

Name	Age	Position

Cecil Morris (1)	75	President/Director
John Page (2)	77	Director/Treasurer/Secretary
Tom Simeo (3)	57	Director/Chief Executive Officer
Richard Xu (4)	31	Director/President/Treasurer/Secretary

(1)	Mr. Morris’ resignation as a director becomes effective on the Effective Date and his resignation from all offices of the Company held by him were effective on the Closing Date.

(2)	Mr. Page’s resignation as a director becomes effective on the Effective Date and his resignation from all offices of the Company held by him were effective on the Effective Date.

(3)	Mr. Simeo’s appointment as our Chief Executive Officer was effective as of the Closing Date and his appointment as director becomes effective on the Effective Date.

(4)	Mr. Xu’s appointment as President, Secretary and Treasurer was effective as of the Closing Date and his appointment as director becomes effective on the Effective Date.

Cecil Morris.  Mr. Morris has been the Company's President and a director since March, 2005.  On August 15, 2008, Mr. Morris resigned from all offices he held with the Company.  On the same date, Mr. Morris submitted his resignation as a member of the Company's Board of Directors, which resignation will become effective on the Effective Date.  Mr. Morris is a retired, freelance business consultant based in Cape Town, South Africa with expertise in software programming and electronics development.  Mr. Morris has assisted a number of technology companies based in South Africa and internationally during his career and has served as a director of the Company's Board of Directors since March, 2005.

John Page.  Mr. Page has been our treasurer, secretary and a director of our Board of Directors since March, 2005.  On August 15, 2008, Mr. Page resigned from all offices he held with us.  On the same date, Mr. Page submitted his resignation as a member of the Company's Board of Directors, which resignation will become effective on the Effective Date.  Mr. Page has extensive business experience in South Africa for the past 45 years.  Before retiring in 2002, he operated his own business enterprises.

Tom Simeo.  Mr. Simeo, has been the Company’s Chief Executive Officer since August 15, 2008, when Viking Investments Group LLC acquired control of the Company.  Mr. Simeo will become a director and chairman of the Company on the Effective Date.  Mr. Simeo, a corporate lawyer and investment banker, is the founder and managing partner of Viking Investments Group LLC. a Delaware limited liability company established in 1993.  Between 1990 and 1993, Mr. Simeo advised on the financing and private acquisition of state owned companies in former Soviet Bloc countries.  During the years of 1993 through 2004, Mr. Simeo initiated, advised and helped structure investments in United States to foreign private and publicly listed companies.  From early 1980's through 1990, Mr. Simeo was a practicing lawyer in Sweden.  Mr. Simeo is a graduate Jur. kand. (Am. LL.M equivalent) from the University of Lund, Sweden.  Mr. Simeo also studied law at Stockholm University and International Economy at Uppsala University in Sweden.

Richard Xu. Mr. Xu, has been the Company’s President, Secretary and Treasurer since August 15, 2008, when Viking Investments Group LLC acquired control of the Company.  Mr. Xu will become a director of the Company on the Effective Date.  Mr. Xu is a Partner of Viking Investments Group LLC and has been with Viking since 2005.  Between 1998 and 1999, Mr. Xu was vice president of the investment banking division of Asiapower Investment PTE Ltd, a Singapore publicly listed firm specializing in power plant investing in mainland China and helped Asipower with its initial public offering in Singapore in 1999.  Prior to his position with Viking, Mr. Xu was with Credit Suisse Group, where he was a market maker for a number of United States publicly listed securities.  Prior to joining Credit Suisse, Mr. Xu was a strategic proprietary trader with Schonfeld Securities between 2002 and 2004.  In 1998, Mr. Xu received his bachelor degree from the School of Economics and Management in Tsinghua University.  Mr. Xu also received his Master degree of Math and Computer Science from New York University in 2002.  Mr. Richard Xu is a registered trader with FINRA holding licenses for Series 7/55/63.

FAMILY RELATIONSHIPS

There are no family relationships among the Company's existing or incoming directors or officers.

LEGAL PROCEEDINGS

The Company’s management knows of no material existing or pending legal proceedings or claims against the Company, nor is the Company involved as a plaintiff in any material proceeding or pending litigation. To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the Company’s securities, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Stock Purchase Agreement and the transaction described below, none of the Company’s directors or officers, nor any incoming director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction for the past two years or in any presently proposed transaction to which the Company was or is to be party.  None of the Company’s directors or officers, nor any incoming director is indebted to the Company.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

The Company does not presently have an audit committee, compensation committee or nominating committee or committee performing similar functions, as the Company's management believes that until this point it has been premature at the early stage of the Company's management and business development to form an audit, compensation or nominating committee.  However, the Company's new management plans to form an audit, compensation and nominating committee in the near future.  The Company envisions that the audit committee will be primarily responsible for reviewing the services performed by the Company's independent auditors and evaluating the Company's accounting policies and system of internal controls.  The Company envisions that the compensation committee will be primarily responsible for reviewing and approving the Company's salary and benefits policies (including stock options) and other compensation of the Company's executive officers.  Until these committees are established, these decisions will continue to be made by the Company's Board of Directors.  Although the Company's Board of Directors has not established any minimum qualifications for its director candidates, when considering potential director candidates, the Board of Directors will consider the candidate’s character, judgment, skills and experience in the context of our needs.

The Company does not have an audit committee charter or a charter governing its nominating process.  The members of the Company's Board of Directors, who perform the functions of a nominating committee, are not independent because they are also the Company's officers.  The Company determines the independence of its directors by using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of the Financial Industry Regulatory Authority.  There has not been any defined policy or procedure requirements for the Company's stockholders to submit recommendations or nomination for directors.  The Company's Board of Directors do not believe that a defined policy with regard to the consideration of candidates recommended by its stockholders is necessary at this time because, given the early stages of the Company's development, a specific nominating policy would be premature and of little assistance until the Company's business operations are at a more advanced level.

During the fiscal year ended on December 31, 2007, the Company's Board of Directors did not meet for either a regularly scheduled or special meeting and did not act by written consent.

The Company does not currently provide a process for its shareholders to send communications to its Board of Directors because the Company's management believes that until this point it has been premature to develop such processes given the limited liquidity of its common stock.  However, the Company's new management may establish a process for shareholder communications in the future.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation awarded to, earned by or paid to the Company’s named executive officers for the fiscal years ended 2006 and 2007 including all individuals that served as the Company’s principal executive officer or acting in a similar capacity and the only other executive officer whose compensation exceeded $100,000.

SUMMARY COMPENSATION TABLE

Summary Compensation Table— Fiscal Years Ended December 31, 2007 and 2006

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods.  No other executive officers received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation Earnings ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Cecil Morris (1)	2006	6,000	0	0	0	0	0	0	6,000
	2007	6,000	0	0	0	0	0	0	6,000
John Page (2)	2006	6,000	0	0	0	0	0	0	6,000
	2007	6,000	0	0	0	0	0	0	6,000
Tom Simeo (3)	2006	0	0	0	0	0	0	0	0
	2007	0	0	0	0	0	0	0	0
Richard Xu (4)	2006	0	0	0	0	0	0	0	0
	2007	0	0	0	0	0	0	0	0

Narrative to Summary Compensation Table

(1)
Cecil Morris tendered his resignation to the Company upon the closing of the Stock Purchase Agreement on August 15, 2008.  Mr. Morris’ resignation from all offices he held with the Company became effective immediately upon the closing and his resignation from his position as a director will become effective on the Effective Date.

(2)
John Page tendered his resignation to the Company upon the closing of the Stock Purchase Agreement on August 15, 2008.  Mr. Page’s resignation from all offices he held with the Company became effective immediately upon the closing and his resignation from his position as a director will become effective on the Effective Date.

(3)
In connection with the consummation of the Stock Purchase Agreement and the change of control on August 15, 2008, Mr. Simeo was elected as the Company's Chief Executive Officer effective immediately and as a director effective on the Effective Date.

(4)
In connection with the consummation of the Stock Purchase Agreement and the change of control on August 15, 2008, Mr. Xu was elected as the Company's President, Treasurer, Secretary effective immediately and as a director effective on the Effective Date.

Compensation of Directors

Directors of the Company may be reimbursed for any out-of-pocket expenses incurred by them for each regular or special meeting attendance.  The Company presently has no pension, health, annuity, insurance or profit sharing plans.

Bonuses and Deferred Compensation

The Company does not have any bonus, deferred compensation or retirement plan.  The Company does not have a compensation committee; all decisions regarding compensation are determined by the Board of Directors.

Stock Option and Stock Appreciation Rights

The Company does not currently have a Stock Option Plan or Stock Appreciation Rights Plan.

Employment Agreements

No person has entered into any employment or similar agreement with the Company.  It is not anticipated that the Company will enter into any employment or similar agreement unless in conjunction with or following completion of a business combination.

Compensation of Directors

DURING THE 2006 AND 2007 FISCAL YEARS, NO MEMBER OF THE COMPANY’S BOARD OF DIRECTORS RECEIVED ANY COMPENSATION FOR HIS SERVICES AS A DIRECTOR.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company.  Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to the Company since its fiscal year ended December 31, 2007, the Company has determined that the Company’s directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders.  Neither applicable securities laws, nor the corporate laws of the State of Florida require approval of the shares contemplated by the Share Purchase Agreement.  No vote or other action is being requested of the Company’s stockholders.  This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

The Board of Directors

August 21, 2008.